UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On June 5, 2020, TradeWinds, a shipping industry publication, published an article concerning Hermitage Offshore Services Ltd. (the “Company”), including an interview with Mr. Robert Bugbee, the Company’s President and a director. The full text of the article is reproduced below.
The article published by TradeWinds was not prepared by or reviewed by the Company. With the exception of statements and quotations attributed directly to Mr. Bugbee, the article presented the author’s opinion. The statements attributed to Mr. Bugbee were not intended and should not be considered as offering material.
Full Text of the TradeWinds Article (photographs have been omitted from this reproduction):
Bugbee warns Hermitage Offshore investors after wild pre-market rally
Company 'somewhat surprised' by 170% rally as value not 'as high' as investors think
By Joe Brady
Leaders of Hermitage Offshore are warning investors of an unjustified rise in the share price after a wild pre-market trading rally sent the stock up more than 170% overnight.
Hermitage president Robert Bugbee took the highly unusual step of deflating the investor enthusiasm, which saw more than 1.5m shares traded overnight, in an interview with TradeWinds this morning.
The rally came despite Hermitage announcing after market close in New York Thursday that it had retained financial advisors to negotiate with lenders, and that its auditors had expressed doubts about its ability to continue as a going concern.
Contacted regarding the share movement this morning, Bugbee was blunt.
“We are somewhat surprised as we clearly stated that the company's auditors indicated there may be going concern issues,” Bugbee said.
“Personally, I do not believe that the fundamental value of the company is as high as where the stock is trading.”
Price tripled
Hermitage shares closed Thursday at $0.54 per share. It was trading above $1.50 in the pre-market this morning on extremely high volume. The stock typically trades only 97,000 shares per day.
It is highly unusual for a public company executive to comment on movements in the shares of stock.
For the quarter, Hermitage posted a $6.8m loss, at least its ninth consecutive quarterly loss, and narrower than the $7.2m loss year-over-year on the back of greater charter revenue.
In January, the company entered into what it described as a restrictive $132.9m refinancing deal with DNB and SEB, backed by its 10 platform supply vessels (PSV) and 11 crew boats. As part of the deal, Hermitage must keep its liquidity above $5m. It currently stands at $8.4m.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: June 5, 2020	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer